September 8, 2022

VIA EDGAR

Alan Campbell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Officer of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Benitec Biopharma Inc.
Registration Statement on Form S-1, as amended
File No. 333-266417

Mr. Campbell:

As the underwriter of the proposed offering of Benitec Biopharma Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:15 p.m., Eastern Time, on Monday, September 12, 2022, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, through September 8, 2022, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated September 8, 2022, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, JMP Securities LLC

By:	/s/ Andrew Mertz
Name: Andrew Mertz
Title: Managing Director, Head of Equity Capital Markets